EXHIBIT 21.1

SUBSIDIARIES

		Percentage
Subsidiary	Incorporated In	Owned

Medicis, The Dermatology Company®	Delaware	100%

Dermavest, Inc.	Nevada	100%

Medicis Manufacturing Corporation	Delaware	100%

GenDerm Corporation	Delaware	100%

Medicis Canada, Ltd	Canada	100%

Ucyclyd Pharma, Inc.	Maryland	100%

Ascent Pediatrics, Inc.	Delaware	100%

Medicis Aesthetics Holdings Inc.	Delaware	100%

Medicis Aesthetics Inc.	Delaware	100%

Dermavest Swedish Holdings AB	Sweden	100%

HA North American Sales AB	Sweden	100%

Medicis Aesthetics Canada Ltd.	Canada	100%